                                                                    Exhibit 99.1
[AEGON]
                                                                          614198
                                                                   PRESS RELEASE


FIRST SIX MONTHS 2003 EARNINGS OF EUR 859 MILLION INCREASE 13% OVER FIRST HALF 2002; NET INCOME PER SHARE EUR 0.55

INTERIM DIVIDEND OF EUR 0.20 DECLARED

SECOND QUARTER 2003 NET INCOME EUR 466 MILLION; NET INCOME PER SHARE EUR 0.30

The Hague, The Netherlands, 7 August 2003.
------------------------------------------

Chairman's statement
--------------------
Donald J. Shepard, Chief Executive Officer and Chairman of the Executive Board, said: "Our second quarter results reflect a modest improvement in our businesses. The relative recovery in the equity markets, the continued improvement in the level of corporate bond defaults and the actions we've taken to improve profitability have had a positive impact on our results. However, the low interest rate environment continues to compress margins and the euro / dollar exchange rate has also affected our earnings. In line with our strategy to concentrate on our core lines of business, we have successfully completed the divestiture of most of Transamerica's commercial finance business. An interim dividend of euro 0.20 has been declared."

HIGHLIGHTS - Second quarter and first half 2003
(amounts in millions, except per share data)

               First
     Second      six                                    Second    Second         First six  First six            (DELTA)
    quarter   months                                   quarter   quarter            months     months           Constant
       2003     2003                                      2003      2002              2003       2002        exch. rates
        USD      USD                                       EUR       EUR      %        EUR        EUR     %            %
---------------------                            -----------------------------------------------------------------------
        572    1,048  Income before tax                    505       145    248        949        990    -4            9
        528      949  Net income                           466       146    219        859        763    13           28
       0.33     0.61  Net income per share                0.30      0.10    200       0.55       0.53     4           19
      5,194   11,260  Premium income                     4,537     5,247    -14     10,190     11,219    -9            2
      2,499    4,683  Investment income                  2,202     2,364     -7      4,238      4,857   -13            3
      7,796   16,147  Total revenues                     6,830     7,708    -11     14,613     16,266   -10            2
      1,560    2,888  Commissions and expenses           1,376     1,407     -2      2,614      2,657    -2           16
        722    1,409  New life production                  635       624      2      1,275      1,290    -1           11
      6,790   14,577  Gross deposits (1)                 5,935     8,819    -33     13,192     17,509   -25          -10
              15,549  Shareholders' equity (2)                                      13,607     14,231    -4            3
             274,848  Total assets (2)                                             240,525    238,206     1

1) Annuity, GIC and savings deposits are not included in revenues
2) Amounts reported for 2002 are as of December 31, 2002

AEGON reports net income of EUR 466 million for the second quarter of 2003, compared to EUR 146 million for the same period of 2002. For the first six months of 2003 net income totaled EUR 859 million versus EUR 763 million for the same period of the prior year, an improvement of 13% resulting from improved insurance activities and higher results at Transamerica Finance Corporation.

Excluding currency influence, net income increased 28% while total new life production increased 11%, with a 14% increase in the Americas, 5% increase in the UK and 29% decrease in the Netherlands. Gross annuity and GIC deposits, excluding currency influence, were 8% lower, which is in line with lowered expectations due mainly to changes in product features, benefits and distribution costs.

Outlook 2003
------------
AEGON is not providing an earnings forecast. While the company believes the long term outlook is positive, market conditions remain uncertain.

Key points for the second quarter 2003
--------------------------------------
o Standardized new life production increased 18% in the Americas and 6% in the UK and was down 10% in the Netherlands compared to the second quarter of 2002. Total deposits decreased 18% in the Americas compared to the second quarter of 2002. Lower variable annuity sales (39%) were due mainly to product feature changes. Lower fixed annuity sales (12%) reflect lower interest rates, product feature changes and lower distribution costs.
o Bond default provisions in the USA were increased by USD 144 million compared to USD 335 million during the second quarter of 2002. Actual defaults for the second quarter were slightly less than the first quarter of 2003 (USD 134 million compared to USD 149 million).
o There were no charges for DPAC unlocking or additions to guarantee provisions related to the equity markets. During the second quarter of 2002, EUR 318 million in DPAC unlocking was taken and EUR 171 million was added to the guarantee provisions.
o Net income for Transamerica Finance Corporation for the second quarter was USD 109 million compared to USD 26 million in the second quarter of 2002. Increased earnings were primarily driven by higher gross margins due to lower funding costs, lower expenses and lower credit losses. In addition, deferred income of USD 35 million (after tax) was realized as a contract with a major client was terminated.

Key points for the first six months 2003
----------------------------------------
o Lower charges related to DPAC amortization of EUR 153 million, lower additions to guarantee provisions of EUR 114 million and lower additions to the bond default reserve of EUR 112 million positively affected earnings compared with the first six months of 2002.
o Currency exchange rates negatively impacted net earnings by 15% compared to the first six months of 2002, driven mainly by the lower US dollar exchange rate.
o EUR 310 million was released as indirect investment income from the revaluation account to income before tax compared with EUR 416 million for the first six months of 2002. The revaluation account balance at June 30, 2003 was EUR 2,529 million. Realized gains of EUR 1,550 million and unrealized gains of EUR 979 million account for the total.
o Net income for the first six months of 2003 for Transamerica Finance Corporation was USD 187 million (USD 50 million for the first half of 2002). Compared to the first six months of 2002, business conditions in all segments were more favorable. In addition to lower funding costs, lower expenses and lower credit losses, and the recognition of deferred income from the termination of a major client contract, several one-time tax benefits totaling USD 31 million were realized.
o Earnings per share of EUR 0.55 for the first half year 2003 are 4% higher than the first half of 2002 after the preferred share dividend and the adjustment for the 2002 stock dividend.


REPORT OF THE COUNTRY UNITS
---------------------------

The Americas
Net income totaled USD 282 million compared to USD 35 million in the second quarter of 2002. Income before tax for the six months of 2003 totaled USD 752 million compared to USD 591 million during the same period last year. The largest influences on the increase in earnings before tax are due to the lower additions to the asset default provision (USD 124 million) and lower DPAC amortization and GMB provisioning (USD 238 million), offset by lower employee pension plan income (USD 42 million) and lower indirect income and investment yields (USD 179 million).

Commissions and expenses show a 4% increase compared to the first six months of 2002. Excluding commissions and net DPAC amortization, actual operating expenses increased USD 107 million. Reflected in the year-to-date 2003 expenses is USD 42 million less in employee pension plan income and USD 27 million related to a coinsurance agreement that was cancelled and USD 12 million higher expenses related to acquired businesses. Excluding these items, expenses were up 3% from first half 2002 and in line with pricing allowables.

Traditional life production (standardized new premium) increased 13% over the first six months of 2002 to USD 404 million. Strong traditional universal and term life sales in our Agency group continue to drive the production. Earnings of USD 344 million were 15% lower than the same period last year and reflect lower investment yields. Indirect yield was USD 25 million lower compared to the first six months of 2002.

Fixed annuity deposits were down 17% compared to the first half of 2002 as a result of reductions in crediting rates and adjustments to commission structures. Surrenders are at historically low levels reflecting the overall decline in interest rates and the continued uncertainty in the financial markets. Earnings of USD 127 million were 12% above comparable prior year. The favorable impact of USD 97 million lower credit losses in 2003 was somewhat offset by the decline in indirect income and lower investment yields. The pricing spread on the total annuity book increased 3 basis points during the second quarter to 163 basis points, despite the drop in yields.

Variable annuity deposits decreased 1% over the first half of 2002 but declined 46% when compared to first quarter 2003. The decrease from first quarter 2003 is due to the discontinuance of the guaranteed minimum income benefit (GMIB) feature. Earnings of USD 8 million were USD 235 million higher than the first six months of 2002. Results through June 30, 2002 included DPAC unlocking and guarantee reserve strengthening that occurred as a result of the severe decline in the stock market during the second quarter of 2002.

GICs and funding agreement account balances rose 5% to USD 29.3 billion reflecting strong international funding agreement sales. Earnings declined 15% to USD 106 million due to lower indirect yield income (USD 21 million).

Life for account of policyholders sales remain challenging due to the continued uncertainty in the equity markets. Earnings of USD 50 million for the first six months of 2003 were equal to the same period last year.

Off-balance sheet production was USD 10.9 billion, a 15% increase compared to the first half 2002. Mutual fund sales of USD 3.8 billion and synthetic GIC sales of USD 7.1 billion were 11% and 18% higher, respectively, compared to the same period last year. Fee income increased USD 9 million due to higher assets under management and lower expenses.

Accident and health premiums were equal to the first six months of 2002. Earnings of USD 107 million were 12% lower than first half 2002 due to reduced indirect investment income, and a one-time foreign currency gain that was included in the first quarter of 2002.

The Netherlands
Income before tax totaled EUR 361 million, a 4% increase compared to the first six months of 2002. Earnings reflect a reduction in additions to guarantee provisions, which was offset by additions to credit provisions, increased employee pension related costs and higher DPAC amortization. Net income for the second quarter 2003 of EUR 149 million was 10% above the first quarter and brought the six months after tax results to EUR 285 million. Provisions for guarantees were increased by EUR 22 million and credit provisions were increased by EUR 15 million. Employee pension premiums increased EUR 32 million compared to the same period last year while lower production resulted in lower loadings of EUR 8 million.

Commissions and expenses increased 72% to EUR 505 million partly due to the consolidation of Meeus. Additional employee pension costs of EUR 32 million, lower deferral of policy acquisition costs and higher DPAC amortization are the primary drivers of the increase in commissions and expenses compared to the first six months of 2002. Also included in expenses are EUR 26 million of investment costs that are now recognized on a gross instead of net basis. This amount in expenses is offset by an equal amount in revenues. Excluding these items, expenses were up 4% from first half 2002.

Traditional life results of EUR 278 million were in line with the first six months of 2002, influenced by investment income, which was up 10%.

Life for account of policyholders results were EUR 46 million, 142% higher than in the same period last year. The substantial increase in earnings is due to lower additions to the provision for guarantees.

Overall life production lagged 29% behind the first six months of 2002 as a result of continued volatility in placing group pension business and uncertainty surrounding both the equity markets and the fiscal status of company savings plans. New individual life production equals the first six months of 2002.

Off-balance sheet production increased 143% to EUR 1,109 million due to the addition of significant new clients and accounts from the group pensions target group.

Savings account balances, compared to year-end 2002, slightly decreased (-4%) to a total of EUR 6.1 billion at the end of the second quarter 2003.

United Kingdom
Net income was GBP 41 million compared to GBP 66 million for the first half of 2002. The reduction in net income is primarily due to lower levels of management and fund related fees as a direct result of the lower equity markets, lower levels of experience profits, lower indirect yield and investment income.

Commissions and expenses increased to GBP 188 million up GBP 52 million due to inclusion of the operating costs of the acquired distribution companies, growth in our protection businesses, the resumption of contributions to the pension scheme of GBP 8 million and accelerating depreciation charges on IT costs.

Traditional life production (standardized new premium) increased 19% over the first six months in 2002 with strong growth in our protection business and increasing volumes of annuity business from our own maturing pension book. Earnings were GBP 8 million lower due to reduced levels of investment income as well as lower levels of experience profits.

Life for account of policyholders production (standardized new premiums) increased 3% over the same period in 2002. Earnings on this business line have been adversely affected by the fall in equity markets.

Off-balance sheet production was GBP 169 million, a 21% increase from the same period in 2002 representing our continued success to securing fixed interest mandates.

While the current economics of the UK market are challenging, it is one of the largest long-term savings markets in the world and offers solid growth prospects. AEGON is committed to building upon the AEGON UK group's strong and growing market presence in the UK market as evidenced by the recent significant investment in distribution.

Other countries
Net income from other countries was EUR 29 million, a 53% increase compared to the first six months of 2002. Traditional life and general insurance results contributed to the increase. Hungary had one of its most successful quarters in terms of earnings and moved forward with the preparations for the start-up of our operations in Slovakia. Standardized new life production in other countries increased from EUR 55 million to EUR 163 million in the first half, largely driven by continued strong production growth in Taiwan. In Spain income before tax increased considerably compared to prior year to EUR 18 million.

REPORT OF THE HOLDING COMPANY
----------------------------

Capital and funding
Shareholders' equity was EUR 13,607 million compared to EUR 14,231 million at December 31, 2002. The decrease of EUR 624 million is largely due to negative currency exchange rate differences of EUR 1,045 million offset by net income of EUR 812 million (excluding the preferred dividend). A reduction in the revaluation account of EUR 69 million and a goodwill charge of EUR 273 million, mainly as a result of the consolidation of Meeus in the Netherlands, contributed to the remaining decrease in shareholders' equity

There were no material developments in the capital base during the second quarter of 2003. At June 30, 2003, equity capital represented 71% of our total capital base, while senior and dated subordinated debt comprised 19% of our total capital base. Capital securities accounted for the remaining 10%. The ratio of shareholders' equity to total capital remains stable at approximately the same level as it was at year-end 2002 and at March 31, 2003. Currency exchange rate translations do not affect the solvency at the operating units. AEGON is committed to maintaining a strategy that ensures financial strength and flexibility.

Dividends
An interim dividend of EUR 0.20 per common share has been declared. The interim dividend will be paid in cash or stock at the election of the shareholder. The interim dividend in shares, if elected, will be 5% higher than the value of the interim cash dividend, or EUR 0.21 per common share of EUR 0.12 par value. AEGON shares will be quoted ex-dividend on August 11, 2003. The dividend will be payable as of September 19, 2003.

AEGON recognizes the importance of offering its shareholders a stable and adequate dividend, which is supported by the company's cash flow and capital position. AEGON is considering proposing a full year dividend of EUR 0.40 per common share.

Disclaimer
----------
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:
o Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
o Changes in the performance of financial markets, including emerging markets, including:
   o The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

   o The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
o  The frequency and severity of insured loss events;
o Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
o Changes affecting interest rate levels and continuing low interest rate levels;
o Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
o Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
o Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o  Acts of God, acts of terrorism and acts of war;
o  Changes in the policies of central banks and/or foreign governments;
o Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
o  Customer responsiveness to both new products and distribution channels;
o Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
o Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

--------------------------------------------------------------------------------
Inquiries:
AEGON N.V.
Group Communications                                 Investor Relations
Phone : +31 (0)70 344 83 44                          NL  +31 (0)70 344 83 05
                                                     USA +1 410 576 45 77
Web site: www.aegon.com
-----------------------
--------------------------------------------------------------------------------

Press conference
----------------
A press conference on the first 6 months 2003 earnings and embedded value 2002 will be held this morning at AEGON's headquarters in The Hague at 10.30 MET DST (09.30 BST; 4.30 a.m. ET). This press conference will be webcast live on AEGON's website homepage (www.aegon.com).

Investor conference call
------------------------
An investor conference call on the first six months earnings exclusively will be
                            --------------------------------------------
held today at 15.00 MET DST (14.00 BST; 09.00 a.m. ET). We kindly request that all questions on embedded value be deferred to the Embedded Value Conference dedicated to this subject on Friday 8 August 2003. See details below.
The phone number to listen in on the conference call are as follows:
+31 45 631 6905 (The Netherlands)
+44 208 515 2326 (United Kingdom)
+1 416 646 3096 (United States and Canada)

Embedded Value Conference
-------------------------
On Friday 8 August 2003 AEGON will host a conference for analysts and investors on its embedded value 2002, which will be webcast live on AEGON's website homepage (www.aegon.com). Viewers of the webcast will be able to participate in the question and answer session by e-mailing questions. The link to this webcast will be available from 10.45 MET DST (09.45 BST; 04.45 a.m. ET).


Highlights

                                                                                                                 amounts in millions
USD                                                                          EUR                          EUR
-----------------------------                                                ---------------------------  --------------------------
  First six months                                                              Second quarter              First six months
-----------------------------                                                ---------------------------  --------------------------
       2003      2002      %                                                      2003       2002     %         2003      2002     %
                               Income by product segment

        665       670     -1   Traditional life                                    302        322    -6          602       747   -19
        127       113     12   Fixed annuities                                      55         -4                115       126    -9
        106       125    -15   GICs and funding agreements                          55         68   -19           96       139   -31
        192       183      5   Life for account policyholders                       81         26                174       204   -15
          8      -227          Variable annuities                                   11       -286                  7      -253
         22         3          Fee business                                         17         -1                 20         3
----------------------       ---------------------------------------------------------------------      -----------------------
      1,120       867     29   Life insurance                                      521        125              1,014       966     5
        119       139    -14   Accident and health insurance                        53         62   -15          108       155   -30
         48        31     55   General insurance                                    28         17    65           43        34    26
----------------------       ---------------------------------------------------------------------      -----------------------
      1,287     1,037     24   Total insurance activities                          602        204   195        1,165     1,155     1
          2        19    -89   Banking activities                                    2         12   -83            2        21   -90
       -241      -167     44   Interest charges and other                          -99        -71    39         -218      -186    17
----------------------       ---------------------------------------------------------------------      -----------------------
      1,048       889     18   Income before tax                                   505        145                949       990    -4
       -286      -254     13   Corporation tax                                    -135        -28               -259      -283    -8
        187        50          Transamerica Finance Corporation                     96         29                169        56
----------------------       ---------------------------------------------------------------------      -----------------------
        949       685     39   Net income                                          466        146   219          859       763    13
====================================================================================================================================

                               Income geographically

        752       591     27   Americas                                            349         46                681       658     3
        399       312     28   The Netherlands                                     192        110    75          361       348     4
         94       130    -28   United Kingdom                                       42         50   -16           85       145   -41
         44        23     91   Other countries                                      21         10   110           40        25    60
----------------------       ---------------------------------------------------------------------      -----------------------
      1,289     1,056     22   Income before tax business units                    604        216   180        1,167     1,176    -1
       -241      -167     44   Interest charges and other                          -99        -71    39         -218      -186    17
----------------------       ---------------------------------------------------------------------      -----------------------
      1,048       889     18   Income before tax                                   505        145                949       990    -4
       -286      -254     13   Corporation tax                                    -135        -28               -259      -283    -8
        187        50          Transamerica Finance Corporation                     96         29                169        56
----------------------       ---------------------------------------------------------------------      -----------------------
        949       685     39   Net income                                          466        146   219          859       763    13
====================================================================================================================================


      3,936     3,273     20   Gross margin                                      1,881      1,552    21        3,563     3,647    -2
      2,888     2,384     21   Commissions and expenses                          1,376      1,407    -2        2,614     2,657    -2

                               Amounts per common share of EUR 0.12

       0.61      0.48     27   Net income /1/                                     0.30       0.10               0.55      0.53     4
       0.61      0.47     30   Net income fully diluted /1/                       0.30       0.09               0.55      0.52     6


      As at     As at                                                                                          As at     As at
   June 30,  Dec. 31,                                                                                       June 30,  Dec. 31,
       2003      2002                                                                                           2003      2002
------------------------------------------------------------------------------------------------------------------------------------

       8.91      8.64      3   Shareholders' equity /2/                                                         7.80      8.24    -5
       9.34      9.18      2   Shareholders' equity after full conversion /2/                                   8.17      8.75    -7
====================================================================================================================================


------------------------------------------------------------------------------------------------------------------------------------
                               Number of employees                                                            29,148    25,638    14

                               Outstanding common shares: /3/

                               - Number of common shares (millions)                                            1,501     1,491     1
                               - Weighted average number (millions)                                            1,471     1,448     2
====================================================================================================================================

/1/ Based on the weighted average number of common shares, adjusted for stock dividend and repurchased own shares.
/2/ Based on the number of common shares outstanding at the end of the period, adjusted for stock dividend and repurchased own shares.
/3/ Adjusted for stock dividend.

Revenues and production



                                                                                                              amounts in millions
USD                                                                         EUR                         EUR
---------------------------                                                -------------------------  ---------------------------
First six months                                                            Second quarter              First six months
---------------------------                                                -------------------------  ---------------------------

     2003      2002      %                                                    2003       2002     %         2003      2002      %
                             Revenues

    1,085       782     39   Life general account single premiums              480        424    13          982       871     13
    3,028     2,693     12   Life general account recurring premiums         1,240      1,350    -8        2,740     3,001     -9
    2,685     2,800     -4   Life policyholders account single premiums      1,113      1,614   -31        2,430     3,120    -22
    2,560     2,032     26   Life policyholders account recurring premiums     917        952    -4        2,317     2,265      2
--------------------       -------------------------------------------------------------------      -----------------------
    9,358     8,307     13   Total life insurance gross premiums             3,750      4,340   -14        8,469     9,257     -9
    1,417     1,383      2   Accident and health insurance premiums            580        712   -19        1,282     1,541    -17
      485       378     28   General insurance premiums                        207        195     6          439       421      4
--------------------       -------------------------------------------------------------------      -----------------------
   11,260    10,068     12   Total gross premiums                            4,537      5,247   -14       10,190    11,219     -9
    4,680     4,341      8   Investment income insurance activities /1/      2,201      2,367    -7        4,235     4,837    -12
      204       170     20   Income from banking activities                     91         97    -6          185       190     -3
--------------------       -------------------------------------------------------------------      -----------------------
   16,144    14,579     11   Total revenues business units                   6,829      7,711   -11       14,610    16,246    -10
        3        18    -83   Income from other activities                        1         -3                  3        20    -85
--------------------       -------------------------------------------------------------------      -----------------------
   16,147    14,597     11   Total revenues                                  6,830      7,708   -11       14,613    16,266    -10
=================================================================================================================================
                             Revenues by product segment

   13,746    12,328     12   Life insurance                                  5,821      6,527   -11       12,440    13,737     -9
    1,673     1,667      0   Accident and health insurance                     693        875   -21        1,514     1,858    -19
      521       414     26   General insurance                                 224        212     6          471       461      2
      204       170     20   Banking activities                                 91         97    -6          185       190     -3
        3        18    -83   Other activities                                    1         -3                  3        20    -85
--------------------       -------------------------------------------------------------------      -----------------------
   16,147    14,597     11   Total revenues                                  6,830      7,708   -11       14,613    16,266    -10
=================================================================================================================================
                             Investment income for the account
    6,062    -5,725          of policyholders                                7,035     -7,361              5,486    -6,380
=================================================================================================================================
                             Standardized new premium production
                             life insurance

    3,449     3,360      3   Single premiums                                 1,406      1,864   -25        3,121     3,744    -17
    1,064       822     29   Recurring premiums annualized                     495        438    13          963       916      5
    1,409     1,158     22   Total recurring plus 1/10 single                  635        624     2        1,275     1,290     -1
=================================================================================================================================
                             Deposits

    3,350     4,019    -17   Fixed annuities                                 1,443      2,036   -29        3,032     4,479    -32
    5,554     5,994     -7   GICs and funding agreements                     2,539      3,303   -23        5,026     6,679    -25
    3,990     4,024     -1   Variable annuities                              1,201      2,498   -52        3,611     4,484    -19
--------------------       -------------------------------------------------------------------      -----------------------
   12,894    14,037     -8   Total                                           5,183      7,837   -34       11,669    15,642    -25
    1,683     1,675      0   Savings deposits                                  752        982   -23        1,523     1,867    -18
--------------------       -------------------------------------------------------------------      -----------------------
   14,577    15,712     -7   Total production on balance sheet               5,935      8,819   -33       13,192    17,509    -25
=================================================================================================================================
                             Net deposits

    1,231     2,534    -51   Fixed annuities                                   385      1,095   -65        1,114     2,824    -61
    1,476     2,187    -33   GICs and funding agreements                       710      1,103   -36        1,336     2,437    -45
    1,965     1,334     47   Variable annuities                                308        944   -67        1,778     1,487     20
--------------------       -------------------------------------------------------------------      -----------------------
    4,672     6,055    -23   Total                                           1,403      3,142   -55        4,228     6,748    -37
     -496       118          Savings deposits                                 -146        173               -449       131
--------------------       -------------------------------------------------------------------      -----------------------
    4,176     6,173    -32   Total net deposits                              1,257      3,315   -62        3,779     6,879    -45
==============================================================================================================================---
       14       223    -94   Investment contracts                                5         97   -95           13       248    -95
==============================================================================================================================---
                             Off balance sheet production

    7,061     5,990     18   Synthetic GICs                                  3,251      3,777   -14        6,390     6,675     -4
                             Mutual funds/Collective Trusts and
    5,461     4,120     33   other managed assets                            2,417      2,240     8        4,942     4,591      8
--------------------       -------------------------------------------------------------------      -----------------------
   12,522    10,110     24   Total production off balance sheet              5,668      6,017    -6       11,332    11,266      1
==============================================================================================================================---
      343       373     -8 /1/Of which indirect income on shares               184        201    -8          310       416    -25
                                  and real estate

Americas

                                                                                                                amounts in millions
USD                                                                           USD                          EUR
---------------------------                                                   --------------------------   ------------------------
   Second quarter                                                              First six months             First six months
---------------------------                                                   --------------------------   ------------------------

      2003      2002     %                                                         2003      2002     %        2003      2002     %
                              Income by product segment

       170       177    -4    Traditional life                                      344       407   -15         311       453   -31
        63        -1          Fixed annuities                                       127       113    12         115       126    -9
        62        63    -2    GICs and funding agreements                           106       125   -15          96       139   -31
        26        22    18    Life for account policyholders                         50        50     0          46        56   -18
        12      -256          Variable annuities                                      8      -227                 7      -253
         6        -2          Fee business                                           10         1                 9         1
---------------------      -----------------------------------------------------------------------      ----------------------
       339         3          Life insurance                                        645       469    38         584       522    12
        57        52    10    Accident and health insurance                         107       122   -12          97       136   -29
---------------------      -----------------------------------------------------------------------      ----------------------
       396        55          Total insurance                                       752       591    27         681       658     3
       352       291    21    of which general account                              684       767   -11         619       854   -28
        44      -236          of which policyholders account/2/                      68      -176                62      -196
---------------------      -----------------------------------------------------------------------      ----------------------
       396        55          Income before tax                                     752       591    27         681       658     3
      -114       -20          Corporation tax                                      -225      -198    14        -204      -220    -7
---------------------      -----------------------------------------------------------------------      ----------------------
       282        35          Net income                                            527       393    34         477       438     9
===================================================================================================================================
                              Revenues

       243       199    22    Life general account single premiums                  430       392    10         389       437   -11
     1,176     1,087     8    Life general account recurring premiums             2,319     2,202     5       2,099     2,454   -14
       134       332   -60    Life policyholders account single premiums            265       478   -45         240       533   -55
       211       147    44    Life policyholders account recurring premiums         450       314    43         407       350    16
---------------------      -----------------------------------------------------------------------      ----------------------
     1,764     1,765     0    Total life insurance gross premiums                 3,464     3,386     2       3,135     3,774   -17
       604       612    -1    Accident and health insurance premiums              1,241     1,243     0       1,123     1,385   -19
---------------------      -----------------------------------------------------------------------      ----------------------
     2,368     2,377     0    Total gross premiums                                4,705     4,629     2       4,258     5,159   -17
     1,846     1,794     3    Investment income insurance activities/1/           3,547     3,563     0       3,210     3,970   -19
---------------------      -----------------------------------------------------------------------      ----------------------
     4,214     4,171     1    Total revenues                                      8,252     8,192     1       7,468     9,129   -18
===================================================================================================================================
                              Investment income for the account
     3,744    -3,500          of policyholders                                    3,201    -3,596             2,897    -4,007
===================================================================================================================================
                              Gross margin, commissions and expenses

     1,353     1,022    32    Gross margin                                        2,607     2,381     9       2,360     2,653   -11
       957       967    -1    Commissions and expenses                            1,855     1,790     4       1,679     1,995   -16
===================================================================================================================================
                              Standardized new premium production
                              life insurance

       323       519   -38    Single premiums                                       625       844   -26         566       941   -40
       262       199    32    Recurring premiums annualized                         482       394    22         436       439    -1
       295       250    18    Total recurring plus 1/10 single                      545       478    14         493       533    -8
===================================================================================================================================
                              Deposits

     1,645     1,879   -12    Fixed annuities                                     3,350     4,019   -17       3,032     4,479   -32
     2,885     3,037    -5    GICs and funding agreements                         5,554     5,994    -7       5,026     6,679   -25
     1,404     2,285   -39    Variable annuities                                  3,990     4,024    -1       3,611     4,484   -19
---------------------      -----------------------------------------------------------------------      ----------------------
     5,934     7,201   -18    Total production on balance sheet                  12,894    14,037    -8      11,669    15,642   -25
===================================================================================================================================
                              Off balance sheet production

     3,693     3,452     7    Synthetic GICs                                      7,061     5,990    18       6,390     6,675    -4
                              Mutual funds/Collective Trusts and
     1,581     1,739    -9    other managed assets                                3,862     3,469    11       3,495     3,866   -10
---------------------      -----------------------------------------------------------------------      ----------------------
     5,274     5,191     2    Total production off balance sheet                 10,923     9,459    15       9,885    10,541    -6
===================================================================================================================================
        65        83   -22 /1/ Of which indirect income on shares and real estate.   65       164   -60          59       183   -68
                           /2/ Includes also variable annuities and fee business.


The Netherlands

                                                                                                                 amounts in millions
EUR                                                                                                        EUR
---------------------------                                                                                -------------------------
   Second quarter                                                                                           First six months
---------------------------                                                                                -------------------------
      2003      2002     %                                                                                     2003      2002     %
                              Income by product segment

       145       131    11    Traditional life                                                                  278       276     1
        21       -46          Life for account policyholders                                                     46        19   142
        10         0     0    Fee business                                                                       10         0     0
---------------------      -----------------------------------------------------------------------      ----------------------
       176        85   107    Life insurance                                                                    334       295    13
         2         4   -50    Accident and health insurance                                                       8        15   -47
        12         9    33    General insurance                                                                  17        17     0
---------------------      -----------------------------------------------------------------------      ----------------------
       190        98    94    Total insurance                                                                   359       327    10
       159       144    10    of which general account                                                          303       308    -2
        31       -46          of which policyholders account                                                     56        19   195
         2        12   -83    Banking activities /2/                                                              2        21   -90
---------------------      -----------------------------------------------------------------------      ----------------------
       192       110    75    Income before tax                                                                 361       348     4
       -43       -18   139    Corporation tax                                                                   -76       -74     3
---------------------      -----------------------------------------------------------------------      ----------------------
       149        92    62    Net income                                                                        285       274     4
====================================================================================================================================

                              Revenues

       200       154    30    Life general account single premiums                                              440       324    36
        66        72    -8    Life general account recurring premiums                                           356       370    -4
       132       280   -53    Life policyholders account single premiums                                        253       696   -64
       267       272    -2    Life policyholders account recurring premiums                                     954       877     9
---------------------      -----------------------------------------------------------------------      ----------------------
       665       778   -15    Total life insurance gross premiums                                             2,003     2,267   -12
        34        30    13    Accident and health insurance premiums                                            114       113     1
       122       115     6    General insurance premiums                                                        269       260     3
---------------------      -----------------------------------------------------------------------      ----------------------
       821       923   -11    Total gross premiums                                                            2,386     2,640   -10
       483       355    36    Investment income insurance activities /1/                                        843       726    16
        91        97    -6    Income from banking activities                                                    185       190    -3
---------------------      -----------------------------------------------------------------------      ----------------------
     1,395     1,375     1    Total revenues                                                                  3,414     3,556    -4
====================================================================================================================================

                              Investment income for the account
       599      -921          of policyholders                                                                  373      -672
====================================================================================================================================

                              Gross margin, commissions and expenses

       508       253   101    Gross margin                                                                      866       642    35
       316       143   121    Commissions and expenses /3/                                                      505       294    72
====================================================================================================================================

                              Standardized new premium production
                              life insurance

       295       407   -28    Single premiums                                                                   612       955   -36
        46        42    10    Recurring premiums annualized                                                      87       112   -22
        75        83   -10    Total recurring plus 1/10 single                                                  148       208   -29
====================================================================================================================================

                              Deposits

       752       982   -23    Savings deposits                                                                1,523     1,867   -18
---------------------      -----------------------------------------------------------------------      ----------------------
       752       982   -23    Total production on balance sheet                                               1,523     1,867   -18
====================================================================================================================================

         5        97   -95    Investment contracts                                                               13       248   -95
====================================================================================================================================

                              Off balance sheet production

       948       146          Mutual funds and other managed assets                                           1,109       456   143
---------------------      -----------------------------------------------------------------------      ----------------------
       948       146          Total production off balance sheet                                              1,109       456   143
====================================================================================================================================

       124       108    15  /1/ Of which indirect income on shares and real estate                              250       227    10
                            /2/ Includes income on off balance sheet type products.
                            /3/ Includes the effect of a change in presentation of investment costs from a net basis to a gross basis.


United Kingdom

                                                                                                                 amounts in millions
GBP                                                                           GBP                          EUR
---------------------------                                                   --------------------------   -------------------------
   Second quarter                                                              First six months             First six months
---------------------------                                                   --------------------------   -------------------------
      2003      2002     %                                                         2003      2002     %        2003      2002     %
                              Income by product segment

         0         0     0    Traditional life                                       -1         7  -114          -1        11  -109
        29        32    -9    Life for account policyholders                         61        84   -27          89       135   -34
         0         0     0    Fee business                                           -2        -1  -100          -3        -1
---------------------      -----------------------------------------------------------------------      ----------------------
        29        32    -9    Life insurance                                         58        90   -36          85       145   -41
         0         0     0    of which general account                               -1         7                -1        11
        29        32    -9    of which policyholders account /2/                     59        83   -29          86       134   -36
---------------------      -----------------------------------------------------------------------      ----------------------
        29        32    -9    Income before tax                                      58        90   -36          85       145   -41
        -9        -8    13    Corporation tax                                       -17       -24   -29         -25       -39   -36
---------------------      -----------------------------------------------------------------------      ----------------------
        20        24   -17    Net income                                             41        66   -38          60       106   -43
====================================================================================================================================

                              Revenues

        43        33    30    Life general account single premiums                   99        65    52         145       105    38
        29        23    26    Life general account recurring premiums                50        40    25          73        64    14
       604       603     0    Life policyholders account single premiums          1,320     1,163    13       1,929     1,873     3
       290       296    -2    Life policyholders account recurring premiums         582       586    -1         850       944   -10
---------------------      -----------------------------------------------------------------------      ----------------------
       966       955     1    Total gross premiums                                2,051     1,854    11       2,997     2,986     0
        41        18   128    Investment income insurance activities /1/             74        42    76         108        68    59
---------------------      -----------------------------------------------------------------------      ----------------------
     1,007       973     3    Total revenues                                      2,125     1,896    12       3,105     3,054     2
====================================================================================================================================

                              Investment income for the account
     2,036    -1,524          of policyholders                                    1,506    -1,010             2,201    -1,627
====================================================================================================================================

                              Gross margin, commissions and expenses

       126       113    12    Gross margin                                          246       226     9         359       364    -1
        97        81    20    Commissions and expenses                              188       136    38         274       219    25
====================================================================================================================================

                              Standardized new premium production
                              life insurance

       578       551     5    Single premiums                                     1,319     1,133    16       1,928     1,825     6
       103        97     6    Recurring premiums annualized                         190       194    -2         278       312   -11
       161       152     6    Total recurring plus 1/10 single                      322       307     5         471       495    -5
====================================================================================================================================

                              Off balance sheet production

        42       115   -63    Mutual funds and other managed assets                 169       140    21         247       226     9
---------------------      -----------------------------------------------------------------------      ----------------------
        42       115   -63    Total production off balance sheet                    169       140    21         247       226     9
====================================================================================================================================

         0         1  -100  /1/ Of which indirect income on shares and real estate
                                estate                                                0         2  -100           0         3  -100
                            /2/ Includes also fee business.

Other countries

                                                                                                                 amounts in millions
EUR                                                                                                        EUR
---------------------------                                                                                -------------------------
   Second quarter                                                                                           First six months
---------------------------                                                                                -------------------------
      2003      2002     %                                                                                     2003      2002     %
                              Income by product segment

         7         2          Traditional life                                                                   14         7   100
        -5        -3   -67    Life for account of policyholders                                                  -7        -6   -17
         2         1   100    Fee business                                                                        4         3    33
---------------------      -----------------------------------------------------------------------      ----------------------
         4         0     0    Life insurance                                                                     11         4   175
         1         2   -50    Accident and health insurance                                                       3         4   -25
        16         8   100    General insurance                                                                  26        17    53
---------------------      -----------------------------------------------------------------------      ----------------------
        21        10   110    Total insurance                                                                    40        25    60
        24        12   100    of which general account                                                           43        28    54
        -3        -2   -50    of which policyholders account /2/                                                 -3        -3     0
---------------------      -----------------------------------------------------------------------      ----------------------
        21        10   110    Income before tax                                                                  40        25    60
        -6        -3   100    Corporation tax                                                                   -11        -6    83
---------------------      -----------------------------------------------------------------------      ----------------------
        15         7   114    Net income                                                                         29        19    53
====================================================================================================================================

                              Revenues

         3         1          Life general account single premiums                                                8         5    60
        99        60    65    Life general account recurring premiums                                           212       113    88
         3         7   -57    Life policyholders account single premiums                                          8        18   -56
        53        49     8    Life policyholders account recurring premiums                                     106        94    13
---------------------      -----------------------------------------------------------------------      ----------------------
       158       117    35    Total life insurance gross premiums                                               334       230    45
        17        17     0    Accident and health insurance premiums                                             45        43     5
        85        80     6    General insurance premiums                                                        170       161     6
---------------------      -----------------------------------------------------------------------      ----------------------
       260       214    21    Total gross premiums                                                              549       434    26
        34        33     3    Investment income insurance activities /1/                                         74        73     1
---------------------      -----------------------------------------------------------------------      ----------------------
       294       247    19    Total revenues                                                                    623       507    23
====================================================================================================================================

                              Investment income for the account
        40       -79          of policyholders                                                                   15       -74
====================================================================================================================================

                              Gross margin, commissions and expenses

        87        74    18    Gross margin                                                                      172       150    15
        66        64     3    Commissions and expenses                                                          132       125     6
====================================================================================================================================

                              Standardized new premium production
                              life insurance

         5        10   -50    Single premiums                                                                    15        23   -35
        69        26   165    Recurring premiums annualized                                                     162        53
        69        27   156    Total recurring plus 1/10 single                                                  163        55   196
====================================================================================================================================

                              Off balance sheet production

        48        18   167    Mutual funds and other managed assets                                              91        43   112
---------------------      -----------------------------------------------------------------------      ----------------------
        48        18   167    Total production off balance sheet                                                 91        43   112
====================================================================================================================================

         1         1     0 /1/ Of which indirect income on shares and real estate                                  1        3   -67
                           /2/ Includes also fee business.

Explanatory notes

Accounting principles applied in this interim report are the same as those applied in the annual accounts 2002. The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Fee business includes income on off balance sheet type products.

Gross margin is calculated as the sum of income before tax and commissions and expenses.

Investments, assets and capital geographically

                                                                                  amounts in million EUR (unless otherwise stated)
                 United
    Americas    Kingdom                                                           The     United      Other       Total      Total
         USD        GBP     As at June 30, 2003                 Americas  Netherlands    Kingdom  countries         EUR        USD
-----------------------------------------------------------------------------------------------------------------------------------
                            Investments
     113,173      1,058     Fixed income                          99,040       11,732      1,527      1,667     113,966    130,229
       3,536         84     Equities and real estate               3,094        5,062        121        116       8,393      9,591
     116,709      1,142     Total general account                102,134       16,794      1,648      1,783     122,359    139,820
-----------------------------------------------------------------------------------------------------------------------------------
      12,924     16,356     Fixed income                          11,310       11,330     23,595        356      46,591     53,239
      28,039     13,652     Equities and real estate              24,538        6,920     19,694        191      51,343     58,670
      40,963     30,008     Total account policyholders           35,848       18,250     43,289        547      97,934    111,909
-----------------------------------------------------------------------------------------------------------------------------------
     157,672     31,150     Total insurance activities           137,982       35,044     44,937      2,330     220,293    251,729
           -          -     Banking activities                         -        6,935          -          -       6,935      7,925
      58,233        887     Off balance sheet assets              50,961        8,714      1,279        455      61,409     70,172
-----------------------------------------------------------------------------------------------------------------------------------
     215,905     32,037     Total assets business units          188,943       50,693     46,216      2,785     288,637    329,826
                            Other investments                                                                        24         27
-----------------------------------------------------------------------------------------------------------------------------------
                            Total group                                                                         288,661    329,853
===================================================================================================================================

     165,454     31,618     Assets business units                144,792       44,022     45,612      2,691     237,117    270,954
                            Other assets                                                                          3,408      3,894
                                                                                                            -----------------------
                            Total assets on balance sheet                                                       240,525    274,848

      16,903      2,050     Capital in units                      14,792        2,543      2,958        420      20,713     23,669

                            Total capital base                                                                   19,277     22,028
                            Other net liabilities                                                                 1,436      1,641
                                                                                                            -----------------------
                            Total                                                                                20,713     23,669
===================================================================================================================================

                            As at June 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                            Investments
      99,330        848     Fixed income                         101,110       13,140      1,313      1,491     117,054    114,994
       4,150         81     Equities and real estate               4,224        4,835        126        152       9,337      9,172
     103,480        929     Total general account                105,334       17,975      1,439      1,643     126,391    124,166
-----------------------------------------------------------------------------------------------------------------------------------
      12,201     13,457     Fixed income                          12,419        9,369     20,831        317      42,936     42,180
      24,658     16,561     Equities and real estate              25,100        7,915     25,637        201      58,853     57,817
      36,859     30,018     Total account policyholders           37,519       17,284     46,468        518     101,789     99,997
-----------------------------------------------------------------------------------------------------------------------------------
     140,339     30,947     Total insurance activities           142,853       35,259     47,907      2,161     228,180    224,163
           -          -     Banking activities                         -        7,568          -          -       7,568      7,435
      47,301        733     Off balance sheet assets              48,149        1,055      1,134        291      50,629     49,738
-----------------------------------------------------------------------------------------------------------------------------------
     187,640     31,680     Total assets business units          191,002       43,882     49,041      2,452     286,377    281,336
                            Other investments                                                                       405        398
-----------------------------------------------------------------------------------------------------------------------------------
                            Total group                                                                         286,782    281,734
===================================================================================================================================
     146,075     31,113     Assets business units                148,692       44,776     48,162      2,307     243,937    239,644
                            Other assets                                                                          4,964      4,876
                                                                                                            -----------------------
                            Total assets on balance sheet                                                       248,901    244,520

      14,016      1,833     Capital in units                      14,267        2,898      2,837        309      20,311     19,954

                            Total capital base                                                                   19,624     19,279
                            Other net liabilities                                                                   687        675
                                                                                                            -----------------------
                            Total                                                                                20,311     19,954
===================================================================================================================================

                            As at December 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                            Investments
     105,544        980     Fixed income                         100,643       10,792      1,507      1,611     114,553    120,132
       3,460         88     Equities and real estate               3,299        4,943        135        133       8,510      8,924
     109,004      1,068     Total general account                103,942       15,735      1,642      1,744     123,063    129,056
-----------------------------------------------------------------------------------------------------------------------------------
      11,952     15,401     Fixed income                          11,397       11,139     23,675        312      46,523     48,789
      23,274     12,940     Equities and real estate              22,193        5,934     19,892        186      48,205     50,552
      35,226     28,341     Total account policyholders           33,590       17,073     43,567        498      94,728     99,341
-----------------------------------------------------------------------------------------------------------------------------------
     144,230     29,409     Total insurance activities           137,532       32,808     45,209      2,242     217,791    228,397
           -          -     Banking activities                         -        7,167          -          -       7,167      7,516
      51,008        806     Off balance sheet assets              48,639        1,689      1,239        471      52,038     54,572
-----------------------------------------------------------------------------------------------------------------------------------
     195,238     30,215     Total assets business units          186,171       41,664     46,448      2,713     276,996    290,485
                            Other investments                                                                       378        397
-----------------------------------------------------------------------------------------------------------------------------------
                            Total group                                                                         277,374    290,882
===================================================================================================================================
     149,948     29,864     Assets business units                142,985       42,750     45,910      2,541     234,186    245,591
                            Other assets                                                                          4,020      4,216
                                                                                                            -----------------------
                            Total assets on balance sheet                                                       238,206    249,807

      16,518      2,028     Capital in units                      15,751        2,605      3,117        399      21,872     22,937

                            Total capital base                                                                   20,058     21,035
                            Other net liabilities                                                                 1,814      1,902
                                                                                                            -----------------------
                            Total                                                                                21,872     22,937
===================================================================================================================================

Summarized consolidated income statements


                                                                                                                amounts in millions


USD                                                                        EUR                             EUR
---------------------------                                            ------------------------------  ----------------------------
First six months                                                           Second quarter                 First six months
---------------------------                                            ------------------------------  ----------------------------

    2003        2002     %                                                    2003        2002     %         2003        2002     %
                             Revenues
  11,260      10,068    12   Gross premiums                                  4,537       5,247   -14       10,190      11,219    -9
   4,683       4,359     7   Investment income                               2,202       2,364    -7        4,238       4,857   -13
     204         170    20   Income from banking activities                     91          97    -6          185         190    -3
---------------------      --------------------------------------------------------------------      -------------------------
  16,147      14,597    11   Total revenues                                  6,830       7,708   -11       14,613      16,266   -10

                             Benefits and expenses
   1,114         773    44   Premiums to reinsurers                            487         431    13        1,008         861    17
  10,305       9,717     6   Benefits paid and provided                      4,148       5,157   -20        9,326      10,828   -14
     102          97     5   Profit sharing and rebates                         44          51   -14           92         108   -15
   2,888       2,384    21   Commissions and expenses for own account        1,376       1,407    -2        2,614       2,657    -2
     356         327     9   Interest                                          156         175   -11          322         365   -12
     334         410   -19   Miscellaneous income and expenditure              114         342   -67          302         457   -34
---------------------      --------------------------------------------------------------------      -------------------------
  15,099      13,708    10   Total benefits and expenses                     6,325       7,563   -16       13,664      15,276   -11

   1,048         889    18   Income before tax                                 505         145                949         990    -4
    -286        -254    13   Corporation tax                                  -135         -28               -259        -283    -8
     187          50         Transamerica Finance Corporation                   96          29                169          56
---------------------      --------------------------------------------------------------------      -------------------------
     949         685    39   Net income                                        466         146   219          859         763    13
-----------------------------------------------------------------------------------------------------------------------------------
Income statement items: average rate 1 EUR = USD 1.1050 (2002: USD  0.8974).

Condensed consolidated balance sheets
                                                                                                                 amounts in millions

   As at       As at                                                             As at       As at           As at       As at
 June 30,    Dec. 31,                                                         June 30,    June 30,        June 30,    Dec. 31,
     2003        2002                                                             2002        2002            2003        2002
      USD         USD     %                                                        USD         EUR             EUR         EUR     %
------------------------------------------------------------------------------------------------------------------------------------
  147,772     136,969     8    Investments                                     131,999     134,364         129,318     130,608    -1
    3,601       3,729    -3    Group companies and participations                2,975       3,028           3,151       3,556   -11
  111,909      99,341    13    Investments for the account of policyholders     99,997     101,789          97,934      94,728     3
   11,566       9,768    18    Other assets                                      9,549       9,720          10,122       9,314     9
----------------------      ---------------------------------------------------------------------------------------------------
  274,848     249,807    10    Total assets                                    244,520     248,901         240,525     238,206     1

   15,549      14,924     4    Total shareholders' equity/1/                    13,407      13,647          13,607      14,231    -4
    2,248       2,106     7    Capital securities                                2,005       2,041           1,967       2,008    -2
      662         646     2    Subordinated loans                                  628         639             579         616    -6
    3,569       3,359     6    Senior debt related to insurance activities       3,239       3,297           3,124       3,203    -2
----------------------      ---------------------------------------------------------------------------------------------------
   22,028      21,035     5    Total capital base                               19,279      19,624          19,277      20,058    -4

  115,013     107,926     7    Technical provisions/2/                         102,477     104,313         100,650     102,914    -2
                               Technical provisions with investments for
  111,909      99,341    13    the account of policyholders/3/                  99,997     101,789          97,934      94,728     3
   25,898      21,505    20    Other liabilities/4/                             22,767      23,175          22,664      20,506    11
----------------------      ---------------------------------------------------------------------------------------------------
  274,848     249,807    10    Total shareholders' equity and liabilities      244,520     248,901         240,525     238,206     1
------------------------------------------------------------------------------------------------------------------------------------
                            /1/Shareholders' equity January 1                               15,923          14,231      15,923
                               Net income excluding preferred dividend                         762             812       1,517
                               Dividend paid                                                     -               -        -731
                               Paid in surplus / Issuance of new shares                          -               -       2,053
                               Currency exchange rate differences                           -1,392          -1,045      -2,100
                               Goodwill                                                         -9            -273         -70
                               Repurchased and sold own shares                                   -              19           0
                               Change revaluation account                                   -1,646             -69      -2,042
                               Other changes                                                     9             -68        -319
------------------------------------------------------------------------------------------------------------------------------------
   15,549      14,924          Shareholders' equity end of period/5/            13,407      13,647          13,607      14,231
------------------------------------------------------------------------------------------------------------------------------------
                          %                                                                                                     %
------------------------------------------------------------------------------------------------------------------------------------
    44,482     42,014     6 /2/Of which fixed annuities                         37,246      37,913          38,927      40,063    -3
    27,837     25,961     7 /2/Of which GICs and funding agreements             26,755      27,234          24,361      24,755    -2
   -16,783    -15,938     5 /2/Of which deferred policy acquisition costs      -15,266     -15,539         -14,687     -15,198    -3
    37,698     32,458    16 /3/Of which variable annuities                      32,522      33,105          32,990      30,951     7
     7,012      6,674     5 /4/Of which savings accounts                         6,712       6,832           6,136       6,364    -4
     2,890      2,725     6 /5/Including revaluation account                     3,561       3,625           2,529       2,598    -3
     1,771      2,156   -18    of which realized gains                           3,032       3,086           1,550       2,056   -25
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet items: closing rate 1 EUR = USD 1.1427 (2002: 0.9824; year-end 2002: USD 1.0487).


Summarized information Transamerica Finance Corporation

                                                                                                                amounts in millions

USD                                                                            USD                         EUR
-----------------------------                                                  --------------------------  -------------------------
   Second quarter                                                                First six months           First six months
-----------------------------                                                  --------------------------  -------------------------
       2003      2002      %                  INCOME STATEMENT                      2003       2002    %        2003      2002    %

                               Revenues

        155       166     -7   Finance charges                                       305        335   -9         276       374  -26
        104       103      1   Leasing revenues                                      208        205    1         188       228  -18
        121        57    112   Real estate information services                      188        116   62         170       129   32
         48        36     33   Other revenues                                         82         69   19          74        77   -4
----------------------       -----------------------------------------------------------------------     ----------------------
        428       362     18   Total revenues                                        783        725    8         708       808  -12

                               Expenses

         48        64    -25   Interest and debt expense                              95        134  -29          86       149  -42
         82        75      9   Salaries and other employee expenses                  162        153    6         147       171  -14
         50        52     -4   Depreciation on equipment held for lease              100        105   -5          90       117  -23
         65       114    -43   Miscellaneous income and expenditure                  157        236  -33         142       263  -46
----------------------       -----------------------------------------------------------------------     ----------------------
        245       305    -20   Total expenses                                        514        628  -18         465       700  -34

        183        57          Income before tax                                     269         97  177         243       108  125
        -67       -22          Corporation tax                                       -68        -29  134         -61       -32   91
----------------------       -----------------------------------------------------------------------     ----------------------
        116        35          Net income from operations                            201         68  196         182        76  139
====================================================================================================================================

                               Net income by segment

         70        31    126   Commercial lending                                    140         66  112         127        73   74
          3        -2          Leasing                                                 8         -1                7        -1
         54         9          Real estate information services                       72         16               65        18
        -11        -3          Other                                                 -19        -13  -46         -17       -14  -21
----------------------       -----------------------------------------------------------------------     ----------------------
        116        35          Net income from operations                            201         68  196         182        76  139
====================================================================================================================================

                               Income reported by AEGON

        116        35          Net income from operations                            201         68  196         182        76  139
         -7        -9    -22   Funding costs on the related raised debt              -14        -18  -22         -13       -20  -35
----------------------       -----------------------------------------------------------------------     ----------------------
        109        26          Net income reported by AEGON                          187         50              169        56
====================================================================================================================================
Income statement items: average rate 1 EUR = USD 1.1050 (2002: USD  0.8974).


      As at     As at                                                              As at      As at            As at     As at
   June 30,  Dec. 31,                                                           June 30,   June 30,         June 30,  Dec. 31,
       2003      2002                                                               2002       2002             2003      2002
        USD       USD      %                    BALANCE SHEET                        USD        EUR              EUR       EUR    %
------------------------------------------------------------------------------------------------------------------------------------
      5,841     6,007     -3   Finance receivables                                 6,367      6,481            5,111     5,728  -11
         90       102    -12   Equipment                                             105        107               79        97  -19
      2,221     2,485    -11   Other assets                                        2,399      2,442            1,944     2,370  -18
----------------------       --------------------------------------------------------------------------------------------------
      8,152     8,594     -5   Total assets                                        8,871      9,030            7,134     8,195  -13

      1,717     1,627      6   Accounts payable and other liabilities              1,685      1,715            1,503     1,551   -3
      5,578     6,052     -8   Debts                                               6,257      6,369            4,881     5,771  -15
        857       915     -6   Shareholders' equity                                  929        946              750       873  -14
----------------------       --------------------------------------------------------------------------------------------------
      8,152     8,594     -5   Total liabilities and shareholders' equity          8,871      9,030            7,134     8,195  -13
====================================================================================================================================
Balance sheet items: closing rate 1 EUR = USD 1.1427 (2002: 0.9824; year-end 2002: USD 1.0487).




Results by segment twelve months cumulative

                                                                                    amounts in million EUR (unless otherwise stated)

                United
   Americas    Kingdom  July 1, 2002 - June 30, 2003                                 The     United      Other      Total     Total
        USD        GBP                                            Americas   Netherlands    Kingdom  countries        EUR       USD
------------------------------------------------------------------------------------------------------------------------------------

                        Net income

      1,085        114  Life insurance                               1,022           640        173         27      1,862     1,970
        218          -  Accident and health insurance                  207            19          -          5        231       243
          -          -  General insurance                                -            24          -         47         71        76
          -          -  Banking activities                               -           -11          -          -        -11        -9
                        Interest charges and other                                                                   -345      -370
------------------------------------------------------------------------------------------------------------------------------------
                        Income before tax

      1,303        114  business units                               1,229           672        173         79
                        Income before tax                                                                           1,808     1,910
       -253        -27  Corporation tax business units                -223          -138        -41        -17
                        Corporation tax                                                                              -329      -366
---------------------------------------------------------------------------------------------------------------
      1,050         87  Net income business units                    1,006           534        132         62
                        Transamerica Finance Corporation                                                              164       185
                                                                                                               ---------------------
                        Net income                                                                                  1,643     1,729
====================================================================================================================================


      4,902        480  Gross margin business units                  4,646         1,549        728        351
                        Gross margin                                                                                6,977     7,349

      3,599        366  Commissions and expenses business units      3,417           877        555        272
                        Commissions and expenses                                                                    5,169     5,439

                        Net income per share                                                                         1.06      1.12

====================================================================================================================================





                United
   Americas    Kingdom  July 1, 2001 - June 30, 2002                                 The     United      Other      Total     Total
        USD        GBP                                            Americas   Netherlands    Kingdom  countries        EUR       USD
------------------------------------------------------------------------------------------------------------------------------------
                        Net income

      1,364        208  Life insurance                               1,524           715        335         23      2,597     2,324
        220          -  Accident and health insurance                  246            33          -          9        288       258
          0          -  General insurance                                0            35          -         32         67        60
          -          -  Banking activities                               -            31          -          -         31        28
                        Interest charges and other                                                                   -348      -311
------------------------------------------------------------------------------------------------------------------------------------
                        Income before tax

      1,584        208  business units                               1,770           814        335         64
                        Income before tax                                                                           2,635     2,359
       -459        -60  Corporation tax business units                -513          -191        -97        -11
                        Corporation tax                                                                              -723      -647
---------------------------------------------------------------------------------------------------------------
      1,125        148  Net income business units                    1,257           623        238         53
                        Transamerica Finance Corporation                                                               87        77
                                                                                                               ---------------------
                        Net income                                                                                  1,999     1,789
====================================================================================================================================


      5,022        433  Gross margin business units                  5,610         1,383        699        299
                        Gross margin                                                                                7,686     6,883

      3,438        225  Commissions and expenses business units      3,840           569        364        235
                        Commissions and expenses                                                                    5,051     4,524

                        Net income per share                                                                         1.40      1.24

====================================================================================================================================